EX 99.4

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
NETCO ENERGY INC.

TO BE HELD AT THE OFFICES OF MESSRS. CLARK, WILSON, 8TH FLOOR – 885 WEST GEORGIA STREET, VANCOUVER, BC ON THURSDAY, JUNE 17TH, 2004, AT 10:00 AM (VANCOUVER TIME)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chris Schultze, the President and a Director of the Company, or failing him, John Hislop, a Director of the Company, or in the place of the foregoing, ______________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Ellis Foster, Chartered Accountants, as auditor of the Company		N/A
2.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company			N/A
3.	To determine the number of Directors at three (3)			N/A
4.	To elect Chris Schultze as a Director		N/A
5.	To elect John R. Hislop as a Director		N/A
6.	To elect Michael Schoen as a Director		N/A
7.

To approve an ordinary resolution amending the Company’s 2002 Stock Option Plan (the “Plan”) by increasing the number of shares available from 611,365 common shares to 1,412,631(including 343,500 options outstanding) common shares

N/A

THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS AND OPTIONS FOR VOTING

Voting by mail:
Computershare Trust Company Proxy Department 100 University Avenue, 9th Floor Toronto, ON M5J 2Y1 Fax within North America: 1.866.249.7775 Fax outside North America: 416.263.9542	Netco Energy Inc. #1100 – 609 West Hastings Street Vancouver, BC V6B 4W4 Fax: 604.688.4712

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY " or the “COMPANY”, by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

  This Proxy is solicited by the Management of the Company.

  This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

  If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company.

  A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

  (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

  OR

  (b)  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out  the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

  If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.